                                                      Filed by: Us Unwired Inc.
             Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934
                                            Subject Company: IWO Holdings, Inc.
                                                 Commission File No.: 333-81928

                                 INTRODUCTION

US Unwired has previously announced its proposed merger with IWO Holdings, Inc. and has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-81928) that pertains to that merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED IWO HOLDINGS MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about US Unwired Inc. and IWO Holdings, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the final proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, US Unwired Inc., 901 Lakeshore Drive, Lake Charles, LA 70601, Phone: 337-310-3500, Fax: 337-310-3250.

US Unwired Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of shareholders of US Unwired Inc. in connection with the proposed IWO Holdings merger.

Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of US Unwired Inc. filed with the SEC on March 26, 2001.

This communication is not an offer to purchase shares or units of IWO Holdings, Inc. or Georgia PCS Management, L.L.C. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc. or Georgia PCS Management, L.L.C.

These materials contain forward-looking statements. Forward-looking statements are statements about current and future business strategy, operations, capabilities, construction plan, construction schedule, financial projections, plans and objectives of management, expected actions of third parties and other matters. Forward-looking statements often include words like believes, belief, expects, plans, anticipates, intends, projects, estimates, may, might, would, or similar words. Forward-looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the business of US Unwired, IWO Holdings and Georgia PCS; the competitiveness of and the financial impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the IWO Holdings network; the potential need for additional capital; unanticipated future losses; the significant level of indebtedness of the companies; and volatility of US Unwired's stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in these materials, please refer to the following sections in the filings with the Securities and Exchange Commission that are identified below:

              Filing                    Sections(s)
              ------                    -----------
              US Unwired's preliminary  "RISK FACTORS," and
              proxy statement/          "SPECIAL NOTE CONCERNING
              prospectus contained      FORWARD-LOOKING
              in its Form S-4           STATEMENTS"
              registration statement,
              registration no.
              333-81928, originally
              filed February 1, 2002,
              as it may have been
              amended thereafter

              US Unwired's Form 10-K    The two paragraphs that
              for the year ended        precede Part I and
              December 31, 2001         "Investment
                                        Considerations"

              IWO Holdings' Form 10-Q   Item 2, Management's
              for the quarter ended     Discussion and Analysis
              September 30, 2001        of Financial Condition
                                        and Results of
                                        Operations, "Forward
                                        Looking Statements"

              IWO Holdings' prospectus  "RISK FACTORS"; and
              contained in its Form S-4 "FORWARD-LOOKING
              registration statement,   STATEMENTS"
              registration no.
              333-58902 (Amendment No.
              3, filed July 27, 2001)

Neither company will undertake to update or revise any forward-looking statement contained herein.

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                               DATE: MARCH 6, 2002

                           TIME: 10:00 AM EASTERN TIME

             US UNWIRED - 4TH QUARTER 2001 EARNINGS CONFERENCE CALL

Operator:           Please stand by we are about to begin.

                    Good day and welcome to the US Unwired, Inc. conference call. Today's call is being recorded. At this time, for opening remarks and introductions, I'd like to turn the call over to Mr. Eddie Jones. Please go ahead Mr. Jones.

Mr. Jones:          Good morning and welcome to US Unwired's year-end
                    conference call. With us this morning are Robert Piper, President and Chief Executive Officer and Jerry Vaughn,
                    Chief Financial Officer.

                    Our presentation this morning will likely contain forward-looking statements. Forward-looking statements often include words like: believe, belief, expects, plans, anticipates, intends, projects, estimates, may, might, would or similar words. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform act of 1995. Since these forward-looking statements are based on factors that involve risk and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

                    For a detailed discussion of the factors, risks and uncertainties that could cause actual results to differ from those described in our presentation, please refer to our SEC filings that are specified in the year-end press release that was issued yesterday.

                    Now I'll turn the call over to Robert Piper.

Mr. Piper:          Good morning and thank you Eddie.  Jerry and I want to
                    welcome you to US Unwired's year-end conference call. We thank you for joining us and as always for the interest you show in our company.

                    2001 was simply a tremendous year for us. It was marked by superior operational execution - marked by strong financial performance and was a clear illustration of our commitment to profitable growth. We achieved positive EBITDA two consecutive quarters. We completed the initial network build by launching all 41 of our affiliated properties. We bolstered our balance sheet through the completion of our tower sale. We completed a very successful conversion to Sprint's billing and customer care services. We took some giant steps in meeting our desire to grow externally with our IWO announcement. And, finally, we capped the year with a fourth quarter similar to the previous three in that we met or exceeded our expectations.

                    I plan to divide my portion of this morning's call into two categories. First, I'll take this opportunity to update you on our announced agreements to purchase IWO and Georgia PCS. And secondly, we'll talk in more detail about our 2001, and more specifically our fourth quarter 2001's operational performance.

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                    Throughout, however, Jerry and I will provide some guidance around the first quarter and beyond and we want to address some of the concerns or questions that we're hearing from the financial communities, you know, like can we integrate our acquisitions? Is No Deposit ASL stifling our business plan? Or are we fully funded? Hopefully, we can provide some clarity around these issues and reduce some of the concerns because, fundamentally, our business remains strong and we want to convey that message throughout this call.

                    Let me start by telling you we are pleased and proud to have announced an agreement to purchase Georgia PCS. We fully expect to close this transaction within the next two weeks. Georgia brings a lot of value to US Unwired - its year-end 36,600 plus subscribers, its attractive market demographics, including an annual population growth more than 25% higher than the national average, its strong roaming corridors, its completely built out network, and it has a well-developed sales and marketing infrastructure that fits easily within our existing operations.

                    The IWO transaction is progressing on schedule. We have mailed our proxy statement, received early termination under Hart-Scott-Rodino, and received the required bank and Sprint approvals. We have subsequently scheduled a shareholder's meeting for March 29th with the expectation of closing early April. In addition to 150,000 plus subscribers at year-end, strong demographics, and strong roaming corridors, IWO provides geographic diversity, a strong balance sheet and additional bench strength in our management team. At closing, Steve Nielsen will become our Chief Operating Officer. Steve is currently the President and CEO of IWO. And I tell you, I continue to feel confident about the strength, value and insight he's going to bring to the organization as we work together to institute the best practices of both companies.

                    And before I leave this topic I want to answer one of the more recent questions posed by analysts, and that is - are we going to have significant problems integrating these companies? The answer is, "no". No. Is it going to be a challenge? "Yes." But do we anticipate performance-altering obstacles? "No". In the 90's, we bought and subsequently sold 14 cellular properties. We have experience in integrating and de-integrating for that matter. Georgia PCS borders our current properties. As mentioned, it is simply a geographic expansion of an existing sales region. And with IWO, key members of their senior management team will remain in Albany, and we expect that will allow those properties to run as capably as they have done in the past. Furthermore, if you look at US Unwired and IWO, they shared common operating philosophies prior to the combination. From our distribution strategy to the structure of our network operations groups, the strategic direction of the companies will not change.

                    Moving on now to our operational results. For those of you that have seen our press release you know our fourth quarter results were similar to previous quarters and that we met or exceeded our guidance. We ended the fourth quarter having added over 41,000 new PCS subscribers bringing our total PCS subscriber base to 277,000. With our cellular customers, our wireless base reached 311,000. For the year we added 151,000 new PCS customers--almost doubling the 79,000 we added in the year 2000.

                    Our PCS postpay churn for the quarter was 2.5%, which was at the low end of our guidance, and for the year we were among the industry leaders at, 1.9%. However, we increased in the 4th quarter and it was due to the inclusion of our No Deposit ASL or our Clear Pay customers, to our postpay base. Clear Pay remains a hot topic among the affiliates and the financial community so let me just spend a few moments giving you our current take on the service.

                    At the end of the year Clear Pay accounted for 34% of our total customer base. We knew growth in that component of our postpay base would lead to higher churn. In fact, we expect our postpay churn to top out in the first quarter above 3.5%. As mentioned, this is not unexpected and, quite frankly, not a number that by itself provides us great concern. If you remember, in the third quarter of 2000 we reported blended churn including our prepay base of 3.7% and in the fourth quarter that year it was 3.2% - but we followed those quarters with two consecutive quarters of positive EBITDA well before anyone's expectations.

                    Those of you that have followed us over the years know we have always been a proponent to opening our network to the Clear Pay customer demographic. We think these customers are necessary to reach our full market penetration potential and we think you can do it profitably.

                    The issues with Clear Pay and why we reinstated the deposit on February 25th is not churn alone, but the bad debt associated with that churn and that we could not control the subscriber acquisition cost across all our channels. Both of these issues will have a negative impact on EBITDA. However, having added back the deposit, we expect most of the negative impact to EBITDA to filter through in the first quarter and begin tailing off in the second quarter. Clear Pay has provided us with a great boost in subscriber additions. Now it's time and we need to work to fine-tune the offering to control acquisition costs and reduce bad debt.

                    Subscriber adds in the first quarter so far are very strong. As we have for the last three years, because of our prepay platform and now No Deposit ASL, the first quarter gross adds, will be similar to our fourth quarter gross adds. And even with an expected higher churn, we will have robust net PCS subscriber additions between 28,000 and 32,000 in the first quarter. Georgia PCS, as previously stated, ended the year with 36,600 customers and we expect them to net an additional 5000 in the first quarter.

                    Our distribution mix shifted favoring national third parties during the quarter as they accounted for 37% of all gross adds versus the 26% they accounted for in the third quarter. The increase came primarily at the expense of the local agents who decreased from 25% in the third quarter to 15% in the fourth quarter. And the shift was due to two events. First, the aggressive wireless promotion Radio Shack ran in October and secondly, the controls we placed on the Clear Pay service in our company-directed channels reduced their number of new subscribers.

                    Because of the shift in distribution to our most expensive channel, our cost per gross add was at the high end of our guidance at $358. We expect that to drop slightly in the first quarter.

                    Our PCS network continues to perform well as we upgrade for capacity and continue our in-region expansion. We added 41 cell sites in the quarter and 150 for the full year. We now have 69% POP coverage on our way to between 72 and 75%. Our 1XRTT initiative remains on schedule. We have received over 90% of our cell sites channel cards and have begun deploying them. Additionally, in three of our four switches, we have already begun provisioning the software upgrades. When Sprint is ready to deploy, we'll be ready to deploy. We still expect the cost to be approximately $20 million and expect the expenditure to hit in the first half of this year. You know, CDMA technology continues to be one our largest competitive advantages. Most recently, because of its time-efficient and cost-efficient migration path to 1XRTT, it puts us in the enviable position of exploring and capturing the data opportunity before anyone else. We look for it to significantly enhance our business-to-business offerings.

                    Our PCS net travel position continues to benefit from our .20 reciprocal rate with Sprint; which is fixed through 2002. Our PCS travel revenue for the quarter was $27.8 million up from $22.9 million in the third quarter. Our net PCS travel position; which is travel revenue minus travel expense, was $8.2 million -- down from $9.9 million in the third quarter. This is primarily due to the winter months providing our slowest travel season. However, as we anticipated, the absolute dollar amount continues to bolster our EBITDA line.

                    And with that let me turn it over to Jerry.

Mr. Vaughn:         Thanks Robert. We continue to over-achieve, both
                    operationally and financially, as compared to our business plan. We generated more than $250 million in revenue in 2001 - an increase of $146 million from 2000. This was a year-over-year increase of 129%. We produced $81 million of revenue in the fourth quarter - including $45 million of subscriber revenue.

                    Our EBITDA loss for the quarter was $3.7 million, within our guidance of a loss of $1 - 5 million dollars. After being EBITDA positive in the second and third quarters, we had guided for a fourth quarter loss given the traditional ramp-up in gross adds and advertising and promotions incurred in the fourth quarter. However, our pre-marketing profitability was a strong $23 million dollars. Our full year EBITDA loss was $12 million dollars versus a loss of $29 million dollars in 2000.

                    Postpay ARPU was a very robust $95 - with the service revenue component being $58, again within our guidance for the quarter. ARPU continues to remain healthy as we also averaged $58 for the year. However, we do foresee a slight decrease in early 2002 ARPU - in the range of $56 - 58 - before we anticipate an increase as a result of the launch of 3G services in the latter half of 2002.

                    We ended the year with 4.1% penetration of our covered POPs, a full two-percentage point increase from 2000. This growth is more impressive considering that we added approximately one million more covered POPs during 2001 - bringing our total covered POPs to 6.8 million at year-end.

                    Our customers generated over one billion minutes-of-use in 2001 as compared to just 300 million in 2000. We also received 365 million of in-bound roaming minutes in 2001 - resulting in $80 million dollars in roaming revenue. For the quarter, our subscribers used 280 million minutes on our network and 85 million minutes off our network; however, 95% of the off network minutes were on the Sprint and Sprint affiliate network. We received 124 million roaming minutes producing an in-bound to out-bound ratio of 1.5 to 1. US Unwired continues to reap the benefits of our very attractive roaming service area and our 20-cent roaming rate.

                    We ended the year with 872 (error in recording) cell sites. During the fourth quarter, we averaged 48 thousand minutes of roaming traffic per cell site per month. This was up from 40 thousand in the third quarter and can be compared to 19 thousand in the same quarter of last year.

                    Our postpay subscribers used their phone an average of 548 minutes - which was flat versus the third quarter. Also, overage, or breakage minutes, decreased to 38 versus 45 minutes in the third quarter.

                    However, we expect that subscriber MOUs will continue to increase during 2002, but not as dramatically as 2001 and would expect monthly usage to exceed 600 minutes per month as more customers use their phone as a wire-line replacement and as they take advantage of enhanced features and services from Sprint's 3G roll-out.

                    We spent an additional $25 million dollars and added 41 cell sites to our PCS network during the fourth quarter, including spending $7 million dollars for success-based capacity expansion.

                    We concluded 2001 with $100 MILLION in cash, plus an additional $80 million available under our bank revolver. We remain comfortable with our guidance that we have a $75-80 million dollar liquidity cushion after the use of $20-22 million for the acquisition of Georgia PCS. Both rating agencies have recently re-affirmed our credit ratings; which remain the highest of the Sprint affiliates. As a note, we are not including any of our other assets - the towers we still own, the PCS licenses we own or our cellular property
                    - in our liquidity cushion.

                    Including Georgia PCS, we still expect to be EBITDA positive for the full year of 2002 and free cash flow positive during the latter part of 2003.

                    Before I summarize our guidance, I want to note that IWO is also fully funded with a liquidity cushion of approximately $70 million dollars. Last month, IWO provided both rating agencies with an up-date on their Business Plan. As a result, both Moody's and S&P reaffirmed their ratings.

                    To close, I would like to summarize the guidance that Robert and I have previously mentioned:

                    o Net adds for the first quarter will be in the range of 28,000 to 32,000 plus Georgia PCS should add another 5,000.

                    o We expect first quarter CPGA to fall below the $350 level.

                    o First quarter postpay churn will most likely be at or above 3.5%, as we now have a full quarter plus two months of No Deposit ASL to work through. With the re-introduction of the deposit at the end of February, we expect that churn will start to decrease in the second and/or third quarter.

                    o ARPU may decline slightly to between $56-58 before we begin see the benefits of 3G services.

                    o Subscriber minutes of use will continue to increase to over 600 minutes per month.

                    o Our CAPEX forecast for the first quarter is for $40 million dollars including $10 million of spending for 1XRTT.

                    o Finally, first quarter EBITDA is expected to be a loss of between $3 and 5 million dollars as gross adds, before we re-introduced the deposit, grew at levels that we saw in the fourth quarter, resulting in high levels of variable acquisition costs. We also will experience the higher bad debt associated with the previous quarter's No Deposit ASL, and a seasonally low level of roaming revenue for a quarter. However, we do foresee returning to EBITDA positive in the second quarter and for the year.

                    We will supply additional guidance (error in recording) with Georgia PCS and IWO, including key annual metrics for the combined organization.

                    Thank you, and we'll now open the call for questions.

Operator:           Thank you. Today's question and answer section will be
                    conducted electronically. If you would like to ask a question, please press the star key followed by the digit 1 on your touch-tone phone. We will proceed in the order that you signal. Once again, to ask a question press star 1. We will pause for a moment to give everyone an opportunity to signal.

                    And we will take our first question from Richard Prentiss with Raymond James.

Mr. Prentiss:       Yeah, good morning guys.

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Mr. Vaughn:         Hey Rick.

Mr. Piper:          Good morning.

Mr. Prentiss:       A couple of question: one, a lot of concern lately over
                    pricing pressure with some of the new pricing plans that have been put in place in the last week. Talk a little bit about what you guys are seeing in your marketplaces and how you're responding to it. Second question, here at the conference this week Sprint brought up the push to talk feature again, and that they feel they'll have it available in the network late `02, early `03 and handsets in a similar time frame. Are you guys seeing the same thing available for the next highlight feature on your network at the end of `02 or `03?

Mr. Piper:          Yeah, let me - let me address both of those, Rick. On the
                    pricing pressure I assume you're talking about Cingular's new plan. Some of the rise in pre-pay packages - unlimited pre-pay packages that they're rolling out; we - Verizon doesn't overlap us a whole lot in our territory, Cingular certainly has been one of our larger competitors, but we've always considered them to be not as focused on our properties as they may be some of their larger properties.
                    So I don't know that we're all that concerned about the pricing pressure they apply because there's a lot more to value in this service than pricing pressure. There's quality of the network, there's extent of the network and I think that when you compare our network and what we're doing with the regional fill-ins that we're involved in right now, our network is extremely strong for not only blocked-call, dropped-call rate but from a coverage perspective. So I think we still are in the driver's seat there. We'll still capture more than our market share. In addition to that - I was thinking of something and I've lost it now - but the push to talk feature is something we've talked about as well and I'm glad to hear that Sprint spoke in your conference about introducing that because that was the plan they were on about 3 months ago. We understood that may have been sidetracked, but to hear they're talking about that again and implementing it as early as the 4th quarter of this year
                    - 1st quarter of next year is exciting for us. Our network will certainly comply.

Mr. Prentiss:       Okay.

Mr. Vaughn:         Rick also, if we look at our business plan, business-to-
                    business is really additive to our business plan. We didn't have - never considered that push to talk, obviously that coupled with the 3G upgrade we're doing, certainly makes us have more ability to basically attract that market. That's really the upside to our business plan right now.

Mr. Piper:          Rick, the other piece that I was thinking of that I lost
                    was, you know, we - the pricing changes that we're seeing right now are not really as significant as the pricing changes we saw back when the PCS market started turning up and we saw that big gap between what the incumbent cellular carriers were pricing their service for, and what the PCS markets launched for. I mean, that was really a fairly significant step-down - probably the largest step-down we've ever seen in pricing in one given point in time.

                    And what happened was, ARPU has consistently either remained strong or increased since that step-down. So I think, you know, hopefully we'll be able to bolster any competitive pricing pressure with increased usage.

Mr. Prentiss:       Okay.  Thanks guys.

Operator:           We'll go next to Reaaryeh Bourkoff with UBS Warburg.

Mr. Bourkoff:       Yes, thank you. Just had a question on the gross margins on the services side and the overall gross margins for the 3rd to the 4th quarter. I saw some contraction and I know you talked a little bit about that, but could you just expound upon what's driving that quarter-to-quarter, if you think that's improved as we get into the first half of 2001 - 2002 rather. And then on the EBITDA side, you know, what is the allocation of bad debt expense in the FG&A? Thank you.

Mr. Vaughn:         On the margin side, Reaaryeh, there are a couple of things that have happened. We're starting to see basically more minutes being used in our network, as we've said. We're seeing, obviously, what has happened - and remember we made the transition to type 2 - so now you're seeing that the customer care is coming from Sprint as it relates to the number of customers we're adding. Also, we've added a - in the 4th quarter we added 41 additional cell sites. There's cost associated with those cell sites. Those are some of the issues that's contributing to what looks like an increase, but to us it's normal growth. We took a look at basically our core operating costs. We took out things like bad debt, we took out like the increase we have in roaming expense, we took out some things like that and we got down to a core and it's really growing just about in line with what our subscriber base is growing. And as far as EBITDA, I think your question was about bad debt associated with that. We have allowed - if you look at our financial statement at the end of the year, we significantly increased our allowance for bad debt. We, before, had always been probably less than 5% of accounts receivable from customers. We increased that to, I think it was around 15%. We didn't see a lot of the bad debt hit in the 4th quarter. We will see it start hitting in the 1st quarter and I would not be surprised to see that number, you know, 6 million dollars, plus. That's gone up from say 1 million in the 4th quarter. Another thing that we do to help, you know, manage that number is; on our contract cancellation fees - and remember all of the customers that are signing up for No Deposit ASL are on contracts - we, until the 4th quarter, had a policy that we only (error in recording) recognized 40% of the revenue from those and basically deferred the rest of it and put it in a reserve to bolster bad debt. That was consistent with what
                    Sprint was doing. When we recognized what was going on with our NDSL product, in the 4th quarter we now only recognize
                    20% of that revenue and defer the rest into a reserve account.

Mr Bourkoff:        And have you ever got that credit - credit check now in
                    early March or late February for that product?

Mr. Vaughn:         The deposits you mean?

Mr. Bourkoff:       Yes.  I'm sorry.

Mr. Vaughn:         Yes. Well, we implemented those on February 25th as the
                    other affiliates, I think, announced they've done as well.

Mr. Bourkoff:       Okay. And the bad debt expense that you're allocating; do
                    you expect that to be pretty much steady state now at this level? Or do you think it's going to come back down -

Mr. Vaughn:         Oh, it's going to come back down. As I think Robert said in his prepared remarks here, that we've got a couple of quarters to digest this whole situation. With the re-imposition of the $125.00 deposit, that's really more geared to making sure that we have the offset for bad debt.

Mr. Bourkoff:       Okay.  Thank you very much.

Operator:           We will take our next question from Bill Benton with
                    William Blair.

Mr. Benton:         Hey guys.

Mr. Vaughn:         Hey Bill.

Mr. Piper:          Hi Bill.

Mr. Benton:         Just a couple of questions, I know you mentioned some
                    overage minutes of use for last quarter. It sounds like it's still over $15.00 bucks.

Mr. Vaughn:         That's correct, Bill. Actually, it was like a little over
                    $16.00 this last quarter.

Mr. Benton:         What is - how has that trended in the current
                    quarter, I'm curious. And then, I know you gave some of the net add guidance - some of the PCS came out, obviously, today with their guidance; which seems to suggest that they're getting still their fair share of growth there. What have you seen, I guess, thus far this quarter that you want to comment on?

Mr. Vaughn:         Bill, I'll cover your question on what we're seeing right
                    now in overage. We saw the pick up in overage from - we've been averaging someplace between $10.00 - $12.00 to around the $16.00 - $17.00 level that actually started in the 3rd quarter, we sort of - that sort of coincided with the No
                    Deposit ASL rollout. So we think a lot of that is attributable to that product. In the first quarter - it's really too early. With the way we get reports on this, it's really too early for us to have any visibility, but my suspicion is we're going to see the same pattern until we start, you know, getting the base stabilized and get people educated better on how to control overage.

Mr. Benton:         Okay.

Mr. Piper:          And Bill, let me - let me go ahead and respond to your -
                    your gross add comment, or your market share question. We, as I mentioned, the first quarter looks strong for us so far and we have historically had very strong first quarters. In fact, first quarters that rivaled our 4th quarter in production or gross adds because of our pre-pay offering. NDSL has offered that same opportunity to those types of subscribers so we are seeing gross adds very similar to what we saw in the 4th quarter. And, by the way, those 4th quarter gross adds relative to the previous 4th quarter were much stronger. So we think we're still getting our market share and we think our growth opportunity is alive and well.

Mr. Benton:         Okay. I just had a couple of follow-up questions. I know you just talked about bad debt and you said it was up maybe 6 million, went through bad debt expense from 1 million, and I'm not - is that what you said because it doesn't look like
                    - maybe that - that differential doesn't appear to be showing up in the G&A, so if you could offer me some clarification on that.

Mr. Vaughn:         No, no, no, Bill I said - what I meant - I'll clarify that.
                    In the 4th quarter our bad debt was around 1 million dollars for the quarter. What I said, I'd expect in the 1st quarter to see bad debt of 6 million.

Mr. Benton:         So you would accrue as a G&A line another incremental 5
                    million dollars at the G&A line, so you may expect G&A expenses to rise in the order of 5 million dollars sequentially?

Mr. Vaughn:         Yes.

Mr. Benton:         Okay. Just wanted to clarify that. And then if you could
                    just touch on the travel off-network - I know this has been, and you guys are not alone in this, but it seems like the percentage of minutes of use off-network seems relatively high - and I know you guys are in a favorable position, actually quite nicely - but I'm curious, like over the long term; how do you - how do those minutes come down do you think? Or, do you think they ever come down?

Mr. Vaughn:         The off-network minutes?

Mr. Benton:         Yeah.

Mr. Vaughn:         Basically getting the network further built out.

Mr. Piper:          Are you talking about our subscribers roaming off our
                    network?

Mr. Benton:         Yes. I mean, I think it's about 23% minutes of use, I think.
                    If I'm calculating correctly it's about 23% of the customers uses off-network. And I'm, you know, I'm trying to compare that to some other people that are non-Sprint - the Sprint affiliates, I know, are all relatively high, but non-Sprint affiliates - you don't see the kind of percentage of minutes of usage kind of at those levels. And I'm wondering if, you know, at some point that that changes.

Mr. Vaughn:         Bill, are you talking about the amount of minutes that our customers are off the Sprint network, meaning our network -

Mr. Benton:         No.

Mr. Vaughn:         And their affiliates, basically analog networks?

Mr. Benton:         Basically just talking about off your network where you
                    have to incur the cost of service.

Mr. Vaughn:         There is the growth in our customers roaming out of our
                    market territory.

Mr. Benton:         Correct.

Mr. Vaughn:         And that has gone up, that will probably continue to go up because of the fact that we're growing customers at a faster rate than Sprint is growing. We had - we're still trying to track this down, but our pre-pay customers did not roam very much. And we're only paying $2.00 or $3.00 out a month in ARPU for those guys. But it looks like, to us, that the No
                    Deposit ASL customer is certainly exceeding our pre-pay.
                    They're not quite where the regular postpay customer, or the A - B credit classes are, but clearly they are roaming - they are taking advantage of the roaming feature of their rate plans.

Mr. Benton:         Okay.

Mr. Piper:          And I think, a couple other pieces of that Bill, you know, we have - Sprint and its affiliates have been in a build-out mode for quite a while now so we've continually added to our network here for the last 3 or 4 years. That is slowing to some degree, so you may see a stabilization of that number because of that component going forward. But additionally, to offset that, you have continually lower rates with these bigger bucket plans, and that normally incents more usage.
                    So you've got those two components working on it as well.

Mr. Vaughn:         But Bill, with that also - if the customer has this feature and it's a good feature for them and they're using more minutes, our take always has been, that makes a customer stickier -- to your network.

Mr. Benton:         Yeah.  Okay.

Mr. Vaughn:         That's just a price we have to pay to getting the stickiness from those customers. I think the price is justifiable to pay.

Mr. Benton:         Okay.  Thanks guys.

Mr. Vaughn:         Okay.  Thanks Bill.

Operator:           We'll go next to Tavis McCourt with Morgan Keegan.

Mr. McCourt:        Good morning guys.

Mr. Vaughn:         Hey Tavis.

Mr. McCourt:        Jerry, a couple of quick questions for you; on the bad debt accrual in the 1st quarter, would you expect that to be a one-time accrual just to bump you up to what you would consider normalized levels, or is that - do you think that ramps throughout the year? Probably get to answer that one first, then I have another one.

Mr. Vaughn:         I don't think - I think it was to get us positioned for what we saw was the ASL we already had. We still have 2 quarters in which we need - or 2 months I should say, January and February - to buffer. And we'll take a look at that again and make sure we have adequate reserves for that. But once we've got the $125.00 deposit there, that's going to largely buffer the need for those sort of levels.

Mr. Piper:          Not only that, Tavis, but, you know, what we're experiencing in the 1st quarter may not take into account the controls we implemented in the September / October timeframe -

Mr. McCourt:        Uh-huh. Around No Deposit ASL. So we're assuming, even
                    though we continued to offer the service through February, the controls we implemented will help allow that bad debt number to tail - start tailing downward in the 2nd quarter.
                    (Error in recording) were a level of receivables; was that pretty significant in the 4th quarter? I think previous to that you'd been running a lot lower than your peers; is this from a DSL perspective, are you guys at kind of where you think you're going to be going forward?

Mr. Vaughn:         I think you have to understand that - that we've - we had
                    our pre-pay product enter about 46 - 47% of our subscriber base. Those are all now on postpay contracts, so it means we're billing all those people.

Mr. McCourt:        Gotcha, all right. And then, Robert, have you ever done any analysis on the subscribers you're getting; what percent are market share gains versus what percent are new to the industry?

Mr. Piper:          Yeah. We did that the latter half of last year and that
                    number came around 50 - 50% new to the - new to the marketplace, and I don't have any additional information to suggest that has changed.

Mr. McCourt:        Great. And then one clean up I guess; what was the
                    percentage of IWO's customer base that was Clear Pay?

Mr. Vaughn:         I don't really do this Tavis, but I think it was around 30%.

Mr. Piper:          Okay, thank you.

Operator:           Our next question is from John Bright with Johnson Rice
                    and Company.

Mr. Bright:         Thank you. Guys although it's kind of unpopular
                    right now, Robert, can you talk about the acquisition environment out there? Would you look to be opportunistic in this current environment? And then secondly, on the cellular subscribers, what - what should our thinking be as far as maybe bottoming out or trending to a certain level that it comes static? And then I'll follow-up with a couple.

Mr. Piper:          Okay. You know, obviously we've already looked at - we try to look at the current economy, as much as we can, as being the glass half full. I think we felt like, you know, in the market that we're in today (error in recording) we believe in the industry that we're in as we do, then it's a buyer's opportunity. We, I guess, captured that opportunity with the Georgia PCS transaction. Having said that, are we interested in other properties? I'll be very careful how I answer that.
                    We have a lot on our plate right now with the integration.
                    We are working very diligently to complete those integrations and that is - that, along with our operations of our existing properties - is capturing the majority of our time and that's where we will focus. The cellular market today - we have, as you know, we talked about in the latter half - or the middle of last year that we had separated out our cellular sales organization from our PCS organization.
                    We had also migrated our network from being an analog network to being a digital network. Both those activities were in an attempt to slow the reduction and subscriber losses for that base. We were so well penetrated when we launched our PCS property here in cellular that we really only had one way to go at that point.

Mr. Bright:         Uh-huh.

Mr. Piper:          We have slowed that dramatically. I think we've seen, you
                    know, some very positive impact from the 2 changes we made at the end of the year. Where we're going to bottom-out there, John, I don't know, but we're getting closer to that
                    - to that zone every day because we're seeing the net increase in subscribers decrease quarter over quarter right now. The cellular property had about 10 million dollars in EBITDA last year.

Mr. Bright:         Right.

Mr. Piper:          And we're expecting it to continue on that track this year.
                    So it's still a very strong property for us, a very viable property for us and, you know, we don't have any trouble operating it.

Mr. Bright:         Okay. And then on cap-ex, kind of clean-up, 30 million to 35 million I think was the guidance. You guys came in around
                    26, a little difference; what was the - what is it that took place, is it something that you got greater cost efficiencies, or pushed off into -

Mr. Vaughn:         No. It's timing differences. You're going to see that show up in the 1st quarter.

Mr. Bright:         Okay. All right. And then on the types of plans that you
                    added in the 4th quarter, judging by your ARPU comments, I would think that you're adding some plans. Before I think you'd talked about mid 30's, mid - high 30's type of plans.
                    Are we seeing plans below that, or what are we seeing as far as the type of plans? And then, if you could add the long distance minute percentage - I guess actually minutes of use would be good - in the 4th quarter. And then one last one, the number of net adds that are coming from family plans; is that becoming a meaningful proportion?

Mr. Piper:          Let me answer your last question first.  No.

Mr. Bright:         Okay.

Mr. Piper:          And as soon as it does, we'll let you know.

Mr. Bright:         Okay.

Mr. Piper:          The plans that we have been - I guess the plans that have
                    been most well received by our subscriber base as far as 1st quarter were really 2, each sharing a little over 30% of our gross adds. And that is the 3000 minutes for $29.99; which had 200 anytime, 2800 off-peak minutes. And then the 5000 minutes; which was $49.99 with 500 anytime and 4500 off-peak. Close behind those two in the 20 +% range of our gross adds was the 4000 minute plan, the $39.99 plan. So that's kind of the distribution that we're seeing.

Mr. Vaughn:         John, on your question about long distance minutes; I don't have the actual number of minutes, but what I do know is that about 15% of our minutes that a customer is using is long distance.

Mr. Bright:         All right.

Mr. Vaughn:         And that's up slightly.  I think the last quarter we were
                    11 or 12%.

Mr. Bright:         So if I'm thinking in terms of the total minutes of use for the per-month, per-customer then I would take 15% of that?

Mr. Vaughn:         Yes.

Mr. Bright:         Okay.  Thank you gentlemen.

Operator:           We will go next to Ned Zachar with Thomas Weisel Partners.

Mr. Zachar:         Good morning guys.

Mr. Piper:          Hi Ned.

Mr. Vaughn:         Hey Ned.

Mr. Zachar:         A couple of questions, first for Jerry; in terms of pricing on the new bank deal you've got, can you tell me what that is - LIBOR plus what?

Mr. Vaughn:         LIBOR plus 400, Ned.

Mr. Zachar:         Is that the same price - same pricing, Jerry, as it was
                    before?

Mr. Vaughn:         No.  Our base facility is LIBOR plus 350 right now.

Mr. Zachar:         So it was a smidge higher -

Mr. Vaughn:         Yeah. But remember what we've got. We've got a facility that just amortizes at 1% per year and usually with that kind of amortization schedule, you're going to pay a slight premium for that. From a cash flow perspective, we're willing to do that.

Mr. Zachar:         Okay. The second question is; I know, Robert, you talked a little bit about the integration process. Have you set up a swat team, or some specific group of people to make sure that Georgia and IWO get folded in as appropriate?

Mr. Piper:          Yes, Ned, we've had a very active swat team involved in the integration process. In fact, we've had people almost living in Macon for the last week or so, and have had a number of discussions and face-to-face meetings with the IWO group.

Mr. Zachar:         I guess I'm looking for any additional color you can give us other than you don't think it will - you'll have problems as to how exactly your going to make sure you don't have problems.

Mr. Piper:          Well, I guess the color that I would give is that we did a lot of due diligence. We have experience doing this; we've done it a number of times before. We start with a very detailed due diligence process. We were excited to find out that when we went up to IWO that a lot of their processes were very similar to ours. The direction the company is going in, the way it has been set up was quite similar to ours, so there was not a need for a lot of change and we discovered that during the due diligence process. Now when you're going to - when you're not eliminating the management team in one or the other of the companies, and you're going to retain a significant portion of those individuals and they're going to stay where they are; there's no reason to assume they can't continue to operate as they have. In addition, when you look at Georgia PCS, it's geographically adjacent to some extension of a sales region force. When you couple that with the fact that Sprint does the back office - the billing and the customer care - we just don't foresee a lot of interruption in our operations.

Mr. Zachar:         Terrific. And the last question for either Jerry or Robert;
                    the dropped and blocked call percentages across the network at this point in time for US Unwired and as well for IWO and Georgia PCS if you've got it.

Mr. Piper:          Yeah. I'm going to have to steer clear of answering
                    for the last two. I just don't know that right now. I can tell you that ours have - our have gotten significantly better than they were in the 3rd quarter when we added a bunch of subscribers onto our network - really unanticipated growth from a network perspective. We're down to a dropped calls in the 2.8 range and blocked calls between 3 and 3.5.
                    You know, we continually work to get that down and that's part of the reason for the in-region expansion.

Mr. Zachar:         Have there been any drive tests lately throughout the area that would suggest that - how you'd rank relative to some of your competitors?

Mr. Piper:          I don't know that we have done that.

Mr. Zachar:         Okay.  Thank you very much.

Mr. Vaughn:         Well Ned, we're constantly drive-testing our markets. I
                    don't know if we've spent the time to drive-test other people's markets. We think we'll focus on our network first.

Mr. Piper:          Yeah, and I don't know that I could - I could tell you
                    through a drive test dropped and blocked calls of our competitors, but I can tell you that we constantly compare our network coverage as a whole to our competition and we think in that arena we fare quite well.

Mr. Zachar:         Okay, excellent.  Thanks gentlemen.

Operator:           Okay.  We'll take our next question from Ben Abramovitz
                    with Jeffries and Company.

Mr. Abramovitz:     Good morning guys.

Mr. Vaughn:         Good morning Ben.

Mr. Piper:          Hey Ben.

Mr. Abramovitz:     Just a quick question a little bit off of the
                    whole ASL / bad debt expense topic. During the 3rd quarter you had been migrating some of your pre-paid over to ASL customers and there's a little bit of a hiccup there in churn and maybe possibly some double counting as well as cost to migrate those customers over, and then you expected to have some more in the 4th quarter; I wonder if you could elaborate on that?

Mr. Piper:          Yeah. I'm not exactly sure, Ben, what hiccup you're talking about. We felt like our migration went quite well and very smooth. But, having said that, we did throw a lot of pre-pay subscribers on to the NDASL program in that quarter, so we had a big influx of NDASL subscribers start on our service in the 3rd quarter. And that, we think, is part of the reason that we are going to experience such a high bad debt number in the 1st quarter, and again, why we think that's going to tail off as we move through the 2nd quarter. So I don't know that we saw an increase in churn in the 3rd quarter, in fact, I think our 3rd quarter churn was pretty strong.

Mr. Vaughn:         And, Ben, we incurred no cost to move these people over. You made a reference to - there was a cost associated with that.
                    I don't know if you meant an actual out-of-pocket cost -

Mr. Abramovitz:     No, no, there's some conversion cost on the billing side.

Mr. Vaughn:         Right.  Right.

Mr. Piper:          There was conversion cost, but that was not isolated to our pre-pay subscriber base migrating to NDASL. That was migrating our entire billing system and our entire customer care system to Sprint.

Mr. Vaughn:         And also, Ben, while we're on that subject remember that
                    there was a - some group of those customers who could not be migrated in the August conversion and we converted those in January. And

                    I think the number we had given before was that the cost of that would be about 1/2 million dollars. We're trying to nail that down, but that's also being incurred in the 1st quarter of this year.

Mr. Abramovitz:     Okay.  Thank you.

Operator:           We will go next to Doug Makin with Kaufman Brothers.

Mr. Makin:          Hi, good morning, thanks. Very quick question, most of my
                    questions have been answered; can you break out the EBITDA loss for just the PCS group? And additionally, just a clarification, the MOU number per site that you had quoted earlier.

Mr. Vaughn:         The MOU per site we gave was for roaming MOUs; is that what you're talking about?

Mr. Makin:          Yes.

Mr. Vaughn:         That was 48,000. The EBITDA for the PCS, just assume that
                    our cellular property has been doing between 2 and 2 1/2million of EBITDA per quarter.

Mr. Makin:          Okay, great.  And -

Mr. Vaughn:         And you're talking about a quarterly basis; right?

Mr. Makin:          Yeah, I am, to the 4th quarter.

Mr. Vaughn:         Right.

Mr. Makin:          Okay, great. And a follow-up; on the MOUs per site, it does look like a pretty good up-tick and you had said - from the 3rd quarter - and I'm just curious because your roaming rates are high - at the end it looks like it came down a little bit more than I was looking for. I'm just wondering if there's some other reason for that.

Mr. Piper:          I think we have a seasonal issue with customers roaming onto our network - kind of our Florida panhandle vacation spots and places like that. It just does not happen as frequently in the winter months as it does in the summer - spring and summer months.

Mr. Makin:          Okay. And last quick question; on the - the overage number, which came down in the quarter - I mean, I assume some of that could be attributable to the level of new customers added in the quarter - potentially late in the quarter - but I'm just wondering; are you guys seeing a pattern with these big bundled promotions of customers using their minutes more wisely in the off-peak as opposed to the peak timeframe? And is that a phenomena that you would expect to continue, and is that partially the reason why you guys expect slightly lower ARPU the 1st half of this year? Thanks.

Mr. Vaughn:         Well, we do see the accounting phenomena of adding a lot of subscribers at the very end of December where you don't get to recognize, you know, the full month. So you do get to see some of that that would impact overage.

Mr. Piper:          We also see the - we also see the migration of our busy
                    hours moving to some of the off-peak hours and that would indicate they're using the bucket of minutes more frequently. And that's really a plus for us because we think what we're doing is we're paving the way to landline replacement. And we're seeing that as people utilize long distance in the off-peak opportunities.

Mr. Makin:          Last quick follow-up; do you guys have any flexibility in
                    changing what the hours are for - for off-peak? Because you see a lot of carriers are moving up the off-peak hours starting at say 9:00 from 8:00 p.m.

Mr. Piper:          Yes.

Mr. Makin:          Do you guys have flexibility as it relates to Sprint's
                    overall pricing structure?

Mr. Piper:          Well, that particular component of the pricing
                    structure - the off-peak and the peak hours - we do not. We do have flexibility within the pricing structure to do what we think is appropriate, but for the most part we have felt like Sprint has been very proactive and very successful in rolling out pricing plans so we haven't seen a lot of reason to deviate from what they have laid out for us. And, by the way, Sprint was one of those recently that changed their off-peak from 8 to 9.

Mr. Makin:          Okay, great.  Thanks a lot.

Operator:           We will take our next question from John Broderick with
                    Bank of America.

Mr. Broderick:      Good morning, this is John Broderick with Bank of America.
                    Just a quick question; on the percentage of pre-paid subs, I'm not sure if you gave that out earlier. Can you tell us a percentage of pre-paid at the end of the quarter?

Mr. Vaughn:         Yeah.  We had - it was 14% of our base, John.

Mr. Broderick:      Okay. And one more question, when you look at the MOUs and you, you know, you model in expectations for the contribution in data; do you assume that each data minute is incremental to MOUs? Or do you assume that some data minutes displays are cannibalized voice minutes?

Mr. Vaughn:         I want to say we assume that it's going to be included in
                    taking care of the voice minutes.

Mr. Broderick:      Okay.  Thank you.

Operator:           We will go next to Drew Hanson with Morgan Stanley.

Mr. Hanson:         Good morning. I might have missed this earlier if you gave,
                    Robert or Jerry, the percentage - I know you gave a, not ASL but I assume it's the sub-prime percentage of the base at the quarter end, and what the percentage of gross adds were for Unwired?
                    And I think you ventured an IWO number as well; I wonder if you could give the percentage of gross adds for IWO as well
                    - that was considered the sub-prime.

Mr. Vaughn:         Let me correct myself. I've been told I should not be making comments about IWO right now, so Drew would you please - if I said that, would you ignore what I said?

Mr. Hanson:         I will.

Mr. Vaughn:         Okay, thank you. And as far as US Unwired, which we can talk about, we finished the quarter with 34% of our base in the No Deposit ASL category. That's what you were looking for;
                    right?

Mr. Hanson:         Well, I guess the other carriers are really defining that as
                    - or calling it sub-prime versus prime.

Mr. Vaughn:         It's the same thing, Drew.

Mr. Hanson:         Same thing.

Mr. Vaughn:         Yeah.  We just don't like the word sub-prime.

Mr. Piper:          We like to refer to it as Clear Pay.

Mr. Vaughn:         We don't like the word sub-prime.

Mr. Hanson:         And as the percentage of the gross adds in the quarter, did you say that?

Mr. Piper:          About 48%.

Mr. Hanson:         Okay.

Mr. Piper:          Were NDASL or Clear Pay.

Mr. Hanson:         Now the, you know, you always have that seasonal as an
                    aspect of the guidance you gave for the 1st quarter - you've always had that seasonal impact of pre-pay strong in the 1st quarter. And given the similarities somewhat on the Clear
                    Pay to pre-pay; do you expect in that guidance figure the same, despite the deposit, the same kind of affect in terms of gross add numbers that are coming from maybe Clear Pay versus the postpaid?

Mr. Piper:          Yeah. I think that we're going to see a gross add number in the 1st quarter very similar to our gross add number in the 4th quarter, as we have for the last 3 or 4 years.

Mr. Hanson:         And the percentage of the ASL, I'm sorry Clear Pay, will be
                    - will be down as a percentage of gross adds you think, quarter over quarter?

Mr. Piper:          Well, yeah. No Deposit ASL is going to be down because we're not going to offer it for at least the last month of the quarter.

Mr. Hanson:         Right.

Mr. Piper:          So it will certainly be down.

Mr. Hanson:         Okay. And then in the guidance that was for Unwired on the cap-ex that was 40 for the quarter; which I think you mentioned 10 would be proportion for 1XRTT. Of that 30, and looking at your accumulative cap-ex per covered POP and knowing you said there's some timing differences from the 4th quarter, are you incrementally adding a fair amount of footprint, or is there, you know, if you related to that - comment you made related to a capacity expansion of the 4th quarter, how much is that - how much of that 30 extra 10 that you gave for guidance for the 1st quarter is capacity versus actual footprint expansion?

Mr. Vaughn:         Drew, probably - we've been averaging about 7 million to 8 million a quarter for capacity expansion. I would expect that we would continue to see that in the 1st quarter. We will be adding additional cell sites in the 1st quarter. You know that's hard to predict because, you know, there's all kinds of things involving zoning, certification on Sprint's part, etc. That's why you see large variations. Like we added in the 4th quarter 41, we only added 11 in the 3rd quarter of last year, but I can tell you we were building them all along. The other phenomena you have to be a little bit concerned with - not concerned, but like to be understanding about US Unwired is that we historically - the way we go about adding to our network is we first of all look for co-location opportunities. Where we don't find a co-location opportunities where we really want them, we have always built. And you will find out that we will have been building some towers during this process. So our cap-ex kind of looks high because you have the cost of building towers, but we own those towers and as we demonstrated, you know, last year there has been a market for those towers. Right now that's kind of suspect given the tower companies situations, but that phenomena will turn itself back around.
                    And then what we'll do is we'll sell the ones we own. I think we own probably 50 or 60 right towers today. We'll sell those, bring that back in, but we never really get the credit for having reduced the cap-ex by doing it that way.
                    So our cap-ex is a little bit inflated because of the fact that we are building towers. But we do look to co-locate first though.

Mr. Hanson:         Sure.  Okay, great.  Thank you very much.

Operator:           We will take our next question from Todd Rethemeier with
                    Bear Stearns.

Mr. Rethemeier:     All of my questions have been answered, thank you.

Operator:           We will go next to Jonathan Levine with J.P. Morgan. Mr.
                    Levine, your line is open, you could check your mute button.
                    Mr. Levine, are you there?

                    We will go next to Wendy Liu with Morgan, I'm sorry, Merrill Lynch.

Ms. Liu: Hi, this is Wendy Liu from Merrill Lynch. My question has to do with the cellular business. What's your outlook for cellular


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                    roaming revenue going forward? And given the subscriber
                    change in the cellular business; how does that impact the call structure for that business, and how does that impact your EBITDA outlook for that business?

Mr. Vaughn:         Well, we have built in our model that - we have a couple of contracts that expire this year with people. We anticipate that those carriers will probably want to try to negotiate rates down. We anticipate in our business model that that would be negotiated down. But roaming rates are still very, very healthy in the cellular property. But we will see some pressure on that this year, but coupled with that is the expansion in minutes that we're getting from roaming offsetting that downward pressure. And you had a second part to your question, Wendy?

Ms. Liu:            That the capital subscriber number's been coming down;
                    right? So at some point it's going to impact your call structure. Like, how is that going to impact G&A, marketing
                    - it seems like roaming is a more profitable business; right
                    - from a - from a margins standpoint.

Mr. Vaughn:         Well, it depends on how you allocate the cost.

Ms. Liu:            Okay.

Mr. Vaughn:         You know, if you say that we're strictly roaming, you still have all the network costs associated with roaming. Clearly our subscriber base is coming down. I think, as Robert said, the rate of that decrease is slowing down. I think we're like 11% penetration. I would think that we'd probably stabilize someplace in the 9 to 10% penetration level; which basically gets a little bit less than it's fair share because we do have better coverage on our cellular footprint than we have on our PCS footprint here in the - this area.
                    And as far as the cost structure goes, you know, we've got the network built. We're not adding to it. We did add the cost of the TDMA upgrade, but that actually enhanced our ability to, you know, enhance features to the - features and products to the customers; which should translate into a slightly higher ARPU for those people who are remaining on that service.

Ms. Liu: Is it fair to think that maybe the EBITDA on an annual basis for the cellular business is going to be more like, you know, 7 to 8 million dollars instead of like the 10 in the past?

Mr. Vaughn:         I would think that would be a fair assumption. In the third
                    - in 2000, yeah 2000, we were just at 8 million dollars. And
                    I think that a lot of the growth we had this year was attributable to roaming.

Ms. Liu:            Okay.  Thank you.

Mr. Vaughn:         Operator, we can take one more question before we have to
                    depart.

Operator:           Thank you. We'll take our last question, and it is a
                    follow-up from Richard Prentiss with Raymond James.


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

Mr. Prentiss:       I appreciate it. I'm going to follow-up on what Wendy's
                    questions were. The roaming contracts that you mentioned;
                    when do they come up for renewal this year? Which month are they coming up?

Mr. Vaughn:         I don't know that, Rick, off the top of my head. It's just sometime this year.

Mr. Prentiss:       Okay.

Mr. Piper:          And what happens, Rick, in those processes too is you - you start the negotiating process and you end up with reaching some kind of agreement where the - the rate peers down over time and so you may not see any significant impact from a restructuring in the roaming agreements until the middle of the year, or the latter half of the year.

Mr. Vaughn:         Also understand, Rick, that our cellular property
                    has, I think, 34 cell sites. There's no - there's nobody else in this area that has more than 10 or 15 cell sites at most. So, you know, I don't like to think we have the only game in town, which is clearly not the case, but we certainly have the most preferred network to roam onto.

Mr. Prentiss:       Right. And the increase in 2001, was it mostly on the TDMA minutes coming from say AT&T and Cingular?

Mr. Vaughn:         I believe Cingular is our largest roaming partner; which is the old BellSouth.

Mr. Prentiss:       Right.

Mr. Vaughn:         Right.

Mr. Prentiss:       Okay. And a lot of people have been pressuring TDMA
                    operators to put in GSM; any plans to do that, or would the cellular business maybe be sold before that would come up?

Mr. Vaughn:         Oh, I can't speak for it being sold, but I don't think we
                    have any plans of putting in GSM. Let me answer that before the network guys, they may have a plan I don't know about.
                    But from a financial perspective, there's no plans.

Mr. Piper:          No.  Not at this point, Rick.

                    Yeah, okay.  Thanks guys.

Mr. Piper:          Okay --

Operator:           I'm sorry, this will conclude today's question and answer
                    session. I'll turn the call back over to Mr. Robert Piper for closing comments.

Mr. Piper:          Okay, thank you. Let me -- just to briefly wrap up, I hope we have left you thinking our business fundamentals remain strong and our growth opportunities robust. We are excited about 2002, we look forward to combining with our new partners, IWO and


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

                    Georgia PCS. We look forward to launching 1XRTT services. We look forward to continuing to lead our markets in subscriber and market share growth, and we look forward to continuing profitable growth. Thanks for joining us and we'll get together again at the end of the 1st quarter.

                               [End of Transcript]

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